Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2022 and for the six and three-month periods ended June 30, 2022 and 2021

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 111,080,828 common shares
Treasury Shares: 300,987 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2022	2021	2022	2021

		(unaudited)
Sales of goods and services rendered	4	590,037	464,561	383,673	289,769
Cost of goods sold and services rendered	5	(477,381)	(338,801)	(307,077)	(213,619)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	132,864	112,450	48,811	37,172
Changes in net realizable value of agricultural produce after harvest		(18,716)	(8,806)	(17,891)	(5,135)
Margin on manufacturing and agricultural activities before operating expenses		226,804	229,404	107,516	108,187
General and administrative expenses	6	(41,281)	(31,095)	(22,546)	(16,338)
Selling expenses	6	(62,523)	(50,046)	(38,137)	(30,730)
Other operating income/(expense), net	8	212	(12,150)	13,588	(6,366)
Bargain purchase gain	20	12,365	—	12,365	—
Profit from operations		135,577	136,113	72,786	54,753
Finance income	9	28,463	23,425	(27,843)	22,363
Finance costs	9	(79,001)	(74,628)	(47,355)	(23,424)
Other financial results - Net gain / (loss) of inflation effects on the monetary items	9	17,276	3,637	10,010	6,582
Financial results, net	9	(33,262)	(47,566)	(65,188)	5,521
Profit before income tax		102,315	88,547	7,598	60,274
Income tax (expense) / benefit	10	(19,031)	(53,546)	10,513	(44,608)
Profit for the period		83,284	35,001	18,111	15,666
Attributable to:
Equity holders of the parent		82,344	35,079	19,087	16,865
Non-controlling interest		940	(78)	(976)	(1,199)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.744	0.300	0.169	0.144
Diluted earnings per share		0.741	0.299	0.168	0.143

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2022	2021	2022	2021

	(unaudited)

Profit for the Period	83,284	35,001	18,111	15,666
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	92,079	76,370	(12,245)	81,176
Cash flow hedge, net of tax (Note 2)	12,826	19,864	8,099	19,927
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(52,965)	(90,821)	(13,261)	(79,851)
Other comprehensive income / (loss)	51,940	5,413	(17,407)	21,252
Total comprehensive income for the period	135,224	40,414	704	36,918

Attributable to:
Equity holders of the parent	133,758	42,646	1,477	40,293
Non-controlling interest	1,466	(2,232)	(773)	(3,375)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2022 and December 31, 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2022	2021
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,550,369	1,422,623
Right of use assets	12	358,026	260,776
Investment property	13	32,132	32,132
Intangible assets	14	35,083	31,337
Biological assets	15	24,739	19,355
Deferred income tax assets	10	8,659	10,321
Trade and other receivables, net	17	42,227	42,231
Derivative financial instruments	16	5,439	757
Other assets		1,625	1,071
Total Non-Current Assets		2,058,299	1,820,603
Current Assets
Biological assets	15	150,585	175,823
Inventories	18	393,016	239,524
Trade and other receivables, net	17	224,550	145,849
Derivative financial instruments	16	195	828
Other assets		—	8
Cash and cash equivalents	19	188,351	199,766
Total Current Assets		956,697	761,798
TOTAL ASSETS		3,014,996	2,582,401
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	183,573
Share premium	21	811,666	851,060
Cumulative translation adjustment		(458,916)	(514,609)
Equity-settled compensation		14,621	16,073
Cash flow hedge		(48,107)	(60,932)
Other reserves		119,114	106,172
Treasury shares		(455)	(16,909)
Revaluation surplus		272,878	289,982
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		184,318	115,735
Equity attributable to equity holders of the parent		1,103,766	1,011,719
Non-controlling interest		37,577	36,111
TOTAL SHAREHOLDERS EQUITY		1,141,343	1,047,830
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	13,472	284
Borrowings	24	748,888	705,487
Lease liabilities	25	270,666	201,718
Deferred income tax liabilities	10	286,590	265,848
Payroll and social security liabilities	26	1,057	1,243
Derivatives financial instruments	16	85	—
Provisions for other liabilities	27	2,846	2,565
Total Non-Current Liabilities		1,323,604	1,177,145
Current Liabilities
Trade and other payables	23	193,840	168,746
Current income tax liabilities		3,085	1,625
Payroll and social security liabilities	26	25,844	25,051
Borrowings	24	269,418	112,164
Lease liabilities	25	56,595	45,136
Derivative financial instruments	16	788	1,283
Provisions for other liabilities	27	479	3,421
Total Current Liabilities		550,049	357,426
TOTAL LIABILITIES		1,873,653	1,534,571
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,014,996	2,582,401

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Loss for the period	—	—	—	—	—	—	—	—	—	35,079	35,079	(78)	35,001
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	39,203	—	—	—	—	33,295	—	—	72,498	3,872	76,370
Cash flow hedge (*)	—	—	—	—	19,863	—	—	—	—	—	19,863	1	19,864
Revaluation of surplus (**)	—	—	—	—	—	—	—	(84,794)	—	—	(84,794)	(6,027)	(90,821)
Other comprehensive income for the period	—	—	39,203	—	19,863	—	—	(51,499)	—	—	7,567	(2,154)	5,413
Total comprehensive income for the period	—	—	39,203	—	19,863	—	—	(51,499)	—	35,079	42,646	(2,232)	40,414

Reserves for the benefit of government grants (1)	—	—	—	—	—	10,500	—	—	—	(10,500)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	3,069	—	—	—	—	—	—	3,069	—	3,069
Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
Forfeited	—	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,592)	1,592	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(16,876)	—	—	—	—	(3,340)	—	—	—	(20,216)	—	(20,216)
Balance at June 30, 2021 (unaudited)	183,573	889,533	(515,841)	13,722	(70,826)	93,050	(9,118)	292,071	41,574	33,250	950,988	36,451	987,439
(*) Net of 2,667 of Income tax.
(**) Net of 25,922 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2022 and 2021 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the period	—	—	—	—	—		—	—	—	82,344	82,344	940	83,284
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	55,693	—	—	—	—	32,138	—	—	87,831	4,248	92,079
Cash flow hedge (*)	—	—	—	—	12,825	—	—	—	—	—	12,825	1	12,826
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(49,242)	—	—	(49,242)	(3,723)	(52,965)
Other comprehensive income for the period	—	—	55,693	—	12,825	—	—	(17,104)	—	—	51,414	526	51,940
Total comprehensive income for the period	—	—	55,693	—	12,825	—	—	(17,104)	—	82,344	133,758	1,466	135,224

- Reduction of issued share capital of the company (Note 21):	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
- Reserves for the benefit of government grants (1)	—	—	—	—	—	13,761	—	—	—	(13,761)	—	—	—
- Employee share options (Note 21):
Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,392	—	—	—	—	—	—	3,392	—	3,392
Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
Forfeited	—	—	—	—	—	39	(39)	—	—	—	—	—	—
Granted	—	—	—	—	—	(2,101)	2,101	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(11,473)	—	—	—	—	(2,578)	—	—	—	(14,051)	—	(14,051)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2022 (unaudited)	167,073	811,666	(458,916)	14,621	(48,107)	119,114	(455)	272,878	41,574	184,318	1,103,766	37,577	1,141,343

(*) Net of 9,407 of Income tax.
(**) Net of 28,003 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2022	June 30, 2021
		(unaudited)
Cash flows from operating activities:
Profit for the period		83,284	35,001
Adjustments for:
Income tax expense	10	19,031	53,546
Depreciation of property, plant and equipment	11	77,474	74,761
Amortization of intangible assets	14	927	735
Depreciation of right of use assets	12	28,562	22,980
Loss / (gain) from disposal of other property items	8	(1,119)	268
Bargain purchase gain	20	(12,365)	—
Net loss from the Fair value adjustment of Investment properties	13	3,753	2,957
Equity settled share-based compensation granted	7	4,251	2,732
(Gain) / loss from derivative financial instruments	8, 9	(313)	10,080
Interest, finance cost related to lease liabilities and other financial expense, net	9	48,774	43,600
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(69,471)	(14,928)
Changes in net realizable value of agricultural produce after harvest (unrealized)		5,719	2,766
Provision and allowances		158	933
Net gain of inflation effects on the monetary items	9	(17,276)	(3,637)
Foreign exchange gains, net	9	(25,019)	(20,115)
Cash flow hedge – transfer from equity	9	26,363	26,575
Subtotal		172,733	238,254
Changes in operating assets and liabilities:
Increase in trade and other receivables		(70,471)	(59,018)
Increase in inventories		(83,543)	(139,857)
Decrease in biological assets		111,475	90,338
(Increase) / decrease in other assets		(674)	9
(Increase) in derivative financial instruments		(5,003)	(24,029)
Decrease in trade and other payables		(74,379)	(28,220)
Decrease / (increase) in payroll and social security liabilities		414	(467)
(Decrease) / increase in provisions for other liabilities		(279)	212
Net cash generated from operating activities before taxes paid		50,273	77,222
Income tax paid		(2,101)	(648)
Net cash generated from operating activities	(a)	48,172	76,574

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2022 and 2021 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2022	June 30, 2021
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired	20	1,179	—
Purchases of property, plant and equipment	11	(126,113)	(101,863)
Purchases of cattle and non-current biological assets		(7,321)	(2,284)
Purchases of intangible assets	14	(1,480)	(995)
Interest received and others		1,322	1,050
Proceeds from sale of property, plant and equipment		623	1,969
Proceeds from sale of farmlands and other assets	27	9,879	8,089
Net cash used in investing activities	(b)	(121,911)	(94,034)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		2,124	—
Proceeds from long-term borrowings		37,150	—
Payments of long-term borrowings		(13,464)	(92,792)
Proceeds from short-term borrowings		176,186	184,948
Payment of short-term borrowings		(29,082)	(139,611)
Proceeds of derivatives financial instruments		58	359
Lease payments		(55,517)	(36,541)
Interest paid	(c)	(18,139)	(22,337)
Prepayment related expenses		—	(3,068)
Purchase of own shares		(14,051)	(20,216)
Dividends paid to non-controlling interest		—	(12)
Dividends to shareholders	21	(17,500)	—
Net cash used in financing activities	(d)	67,765	(129,270)
Net decrease in cash and cash equivalents		(5,974)	(146,730)
Cash and cash equivalents at beginning of period	19	199,766	336,282
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(5,441)	(4,387)
Cash and cash equivalents at end of period	19	188,351	185,165

For non-cash transactions related to Acquisition of subsidiaries of Viterra in Argentina and Uruguay see Note 20

(a) Includes (12,264) and (16,542) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(b) Includes (2,624) and 2,055 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(c) Includes 135 and 2,620 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(d) Includes 16,636 and 17,885 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(e) Includes (1,748) and (3,398) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 9, 2022.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2021 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2022. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control
–Some restrictions to exports

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2022. All amounts are shown in US dollars.

	June 30, 2022
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(141,253)	—	—	—	(141,253)
Brazilian Reais	—	(465,119)	—	—	(465,119)
US Dollar	(262,940)	(344,717)	31,802	(16,563)	(592,418)
Uruguayan Peso	—	—	(566)	—	(566)
Total	(404,193)	(809,836)	31,236	(16,563)	(1,199,356)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2022 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2022
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(26,294)	(34,472)	3,180	(59,242)
(Decrease) or increase in Profit before income tax	(26,294)	(34,472)	3,180	(59,242)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2022 and 2024.

For the period ended June 30, 2022, a loss before income tax of US$ 7,042 was recognized in other comprehensive income and a loss of US$ 26,629 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2022 (all amounts are shown in US dollars):

	June 30, 2022
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	110,507	—	—	—	110,507
Brazilian Reais	—	8,858	—	—	8,858
US Dollar	191,659	384,140	21,002	89,609	686,410
Subtotal Fixed-rate borrowings	302,166	392,998	21,002	89,609	805,775
Variable rate:
Brazilian Reais	—	192,480	—	—	192,480
US Dollar	19,280	771	—	—	20,051
Subtotal Variable-rate borrowings	19,280	193,251	—	—	212,531
Total borrowings as per analysis	321,446	586,249	21,002	89,609	1,018,306

At June 30, 2022, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2022
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,925)	(1,925)
US Dollar	(193)	(8)	(201)
Decrease in profit before income tax	(193)	(1,933)	(2,126)

•Credit risk

As of June 30, 2022, seven banks accounted for more than 80% of the total cash deposited (Credit Suisse, J.P. Morgan, Banco do Brasil, Banco Santander, Hsbc, Banco Bradesco and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2022:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
▪    Futures / Options

	June 30, 2022
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(2)	(624)	(82)	82
Soybean	9	2,657	(231)	231
Wheat	17	4,994	114	(114)
Sugar	44	17,613	(475)	(567)
Total	68	24,640	(674)	(368)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps

In April 2022 the Group's subsidiary in Brazil, Usina Monte Alegre entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13,23% p.a. At the same moment and with the same bank, the Company entered into a swap operation, with the intention to effectively convert the fixed interest rate into a variable interest rate denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1,29% a.a. The swap matures according to the due date of the loan, in March 24, 2024 and resulted in a recognition of a loss of US$ 90 thousand in 2022.

As of June 30, 2022, the Group has foreign currency agreements.

During the period ended on June 30, 2022, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 0.85 million. The currency forward contracts maturity date is September 2022. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.02 million in 2022.
During the period ended on June 30, 2022, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 1.8 million. Those contracts entered in 2022 had maturity dates between July and August 2022. The outstanding contracts resulted in the recognition of a gain of US$ 0.06 million in the period ended June 30, 2022.

In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of US$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December, 2026. This swap expires semiannually until December, 2026. This contract resulted in a recognition of a gain of US$ 1.8 million in 2022 ( loss of US$ 280 thousand in 2021).

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing rice;

▪    The Group’s ‘Dairy’ Segment consists of producing, processing and marketing raw milk and industrialized products, including UHT, cheese and powder milk among others;;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Certain other activities of a holding function nature not allocable to the segments are disclosed ‘Corporate’ segment.

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the six-month period ended June 30, 2022 and 2021, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

June 30, 2022	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	131,632	479	132,111	79,956	517	80,473	116,847	1,284	118,131
Cost of goods and services rendered	(127,016)	(308)	(127,324)	(68,492)	(620)	(69,112)	(102,879)	(1,026)	(103,905)
Initial recognition and changes in fair value of biological assets and agricultural produce	55,733	930	56,663	14,819	435	15,254	12,557	132	12,689
Gain from changes in net realizable value of agricultural produce after harvest	(18,037)	257	(17,780)	(2)	—	(2)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	42,312	1,358	43,670	26,281	332	26,613	26,525	390	26,915
General and administrative expenses	(8,118)	(138)	(8,256)	(5,509)	(106)	(5,615)	(3,753)	(71)	(3,824)
Selling expenses	(13,385)	(166)	(13,551)	(12,976)	(162)	(13,138)	(13,314)	(284)	(13,598)
Other operating income, net	(111)	(707)	(818)	557	(13)	544	(112)	(1)	(113)
Bargain purchase gain	—	—	—	12,443	(78)	12,365	—	—	—
Profit from Operations Before Financing and Taxation	20,698	347	21,045	8,353	51	8,404	9,346	34	9,380

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,740)	(55)	(3,795)	(4,756)	(100)	(4,856)	(4,859)	(107)	(4,966)

June 30, 2022	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,875	15	1,890	—	—	—	587,742	2,295	590,037
Cost of goods and services rendered	(1,483)	(7)	(1,490)	—	—	—	(475,420)	(1,961)	(477,381)
Initial recognition and changes in fair value of biological assets and agricultural produce	348	5	353	—	—	—	131,362	1,502	132,864
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(18,973)	257	(18,716)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	740	13	753	—	—	—	224,711	2,093	226,804
General and administrative expenses	(120)	(2)	(122)	(12,775)	(178)	(12,953)	(40,780)	(501)	(41,281)
Selling expenses	(95)	(1)	(96)	(59)	(7)	(66)	(61,903)	(620)	(62,523)
Other operating income, net	(3,648)	(113)	(3,761)	17	17	34	1,023	(811)	212
Bargain purchase gain	—	—	—	—	—	—	12,443	(78)	12,365
Profit from Operations Before Financing and Taxation	(3,123)	(103)	(3,226)	(12,817)	(168)	(12,985)	135,494	83	135,577

Depreciation of Property, plant and equipment and amortization of Intangible assets	(116)	(3)	(119)	(432)	(9)	(441)	(78,127)	(274)	(78,401)
Net loss from Fair value adjustment of Investment property	(3,641)	(112)	(3,753)	—	—	—	(3,641)	(112)	(3,753)
Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

June 30, 2021	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	86,828	1,774	88,602	58,814	816	59,630	73,485	1,714	75,199
Cost of goods and services rendered	(76,730)	(1,375)	(78,105)	(47,016)	(436)	(47,452)	(62,238)	(1,290)	(63,528)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,848	2,094	40,942	34,408	2,077	36,485	7,362	211	7,573
Gain from changes in net realizable value of agricultural produce after harvest	(7,015)	(264)	(7,279)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,931	2,229	44,160	46,206	2,457	48,663	18,609	635	19,244
General and administrative expenses	(3,926)	(152)	(4,078)	(4,077)	(164)	(4,241)	(2,479)	(105)	(2,584)
Selling expenses	(7,358)	(237)	(7,595)	(8,156)	(241)	(8,397)	(7,572)	(370)	(7,942)
Other operating income, net	566	(82)	484	201	13	214	(94)	(6)	(100)
Profit from Operations Before Financing and Taxation	31,213	1,758	32,971	34,174	2,065	36,239	8,464	154	8,618

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,964)	(127)	(3,091)	(3,761)	(157)	(3,918)	(3,612)	(151)	(3,763)

June 30, 2021	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	853	31	884	—	—	—	—	—	—	460,226	4,335	464,561
Cost of goods and services rendered	(597)	(21)	(618)	—	—	—	—	—	—	(335,679)	(3,122)	(338,801)
Initial recognition and changes in fair value of biological assets and agricultural produce	(408)	3	(405)	—	—	—	—	—	—	108,065	4,385	112,450
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(8,542)	(264)	(8,806)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(152)	13	(139)	—	—	—	—	—	—	224,070	5,334	229,404
General and administrative expenses	(60)	(4)	(64)	—	—	—	(9,739)	(427)	(10,166)	(30,243)	(852)	(31,095)
Selling expenses	(65)	(3)	(68)	—	—	—	(105)	(4)	(109)	(49,191)	(855)	(50,046)
Other operating income, net	(2,986)	(86)	(3,072)	4,731	—	4,731	(174)	(12)	(186)	(11,977)	(173)	(12,150)
Profit from Operations Before Financing and Taxation	(3,263)	(80)	(3,343)	4,731	—	4,731	(10,018)	(443)	(10,461)	132,659	3,454	136,113

Depreciation of Property, plant and equipment and amortization of Intangible assets	(64)	(4)	(68)	—	—	—	(265)	(10)	(275)	(75,047)	(449)	(75,496)
Net gain from Fair value adjustment of Investment property	(2,878)	(79)	(2,957)	—	—	—	—	—	—	(2,878)	(79)	(2,957)
Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2022 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	131,632	79,956	116,847	1,875	330,310	257,432	—	—	587,742
Cost of goods sold and services rendered	(127,016)	(68,492)	(102,879)	(1,483)	(299,870)	(175,550)	—	—	(475,420)
Initial recognition and changes in fair value of biological assets and agricultural produce	55,733	14,819	12,557	348	83,457	47,905	—	—	131,362
Changes in net realizable value of agricultural produce after harvest	(18,037)	(2)	—	—	(18,039)	(934)	—	—	(18,973)
Margin on manufacturing and agricultural activities before operating expenses	42,312	26,281	26,525	740	95,858	128,853	—	—	224,711
General and administrative expenses	(8,118)	(5,509)	(3,753)	(120)	(17,500)	(10,505)	—	(12,775)	(40,780)
Selling expenses	(13,385)	(12,976)	(13,314)	(95)	(39,770)	(22,074)	—	(59)	(61,903)
Other operating income / (loss), net	(111)	557	(112)	(3,648)	(3,314)	1,138	3,182	17	1,023
Bargain purchase gain	—	12,443	—	—	12,443	—	—	—	12,443
Profit / (loss) from operations before financing and taxation	20,698	20,796	9,346	(3,123)	47,717	97,412	3,182	(12,817)	135,494

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,740)	(4,756)	(4,859)	(116)	(13,471)	(64,224)	—	(432)	(78,127)
Net loss from Fair value adjustment of Investment property	—	—	—	(3,641)	(3,641)	—	—	—	(3,641)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	30,742	9,100	(1,743)	551	38,650	30,821	—	—	69,471
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,991	5,719	14,300	(203)	44,807	17,084	—	—	61,891
Changes in net realizable value of agricultural produce after harvest (unrealized)	(5,719)	—	—	—	(5,719)	—	—	—	(5,719)
Changes in net realizable value of agricultural produce after harvest (realized)	(12,318)	(2)	—	—	(12,320)	(934)	—	—	(13,254)

Farmlands and farmland improvements, net	447,696	147,969	2,285	56,288	654,238	73,369	—	—	727,607
Machinery, equipment, building and facilities, and other fixed assets, net	54,515	35,379	108,392	1,719	200,005	194,428	—	—	394,433
Bearer plants, net	1,017	—	—	—	1,017	333,661	—	—	334,678
Work in progress	4,813	50,563	15,254	1,908	72,538	21,113	—	—	93,651
Right of use asset	10,415	3,744	1,084	—	15,243	341,692	—	1,091	358,026
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,900	1,094	5,204	—	14,198	4,169	—	—	18,367
Biological assets	32,766	11,231	24,454	10,190	78,641	96,683	—	—	175,324
Finished goods	67,828	18,664	9,230	—	95,722	69,001	—	—	164,723
Raw materials, Stocks held by third parties and others	83,889	77,200	25,059	2,472	188,620	39,673	—	—	228,293
Total segment assets	710,839	345,844	190,962	104,709	1,352,354	1,173,789	—	1,091	2,527,234
Borrowings	63,719	65,347	164,618	—	293,684	586,248	—	138,374	1,018,306
Lease liabilities	10,375	3,576	891	—	14,842	311,573	—	846	327,261
Total segment liabilities	74,094	68,923	165,509	—	308,526	897,821	—	139,220	1,345,567
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2021 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	86,828	58,814	73,485	853	219,980	240,246	—	—	460,226
Cost of goods sold and services rendered	(76,730)	(47,016)	(62,238)	(597)	(186,581)	(149,098)	—	—	(335,679)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,848	34,408	7,362	(408)	80,210	27,855	—	—	108,065
Changes in net realizable value of agricultural produce after harvest	(7,015)	—	—	—	(7,015)	(1,527)	—	—	(8,542)
Margin on manufacturing and agricultural activities before operating expenses	41,931	46,206	18,609	(152)	106,594	117,476	—	—	224,070
General and administrative expenses	(3,926)	(4,077)	(2,479)	(60)	(10,542)	(9,962)	—	(9,739)	(30,243)
Selling expenses	(7,359)	(8,156)	(7,572)	(65)	(23,152)	(25,934)	—	(105)	(49,191)
Other operating income / (loss), net	566	201	(94)	(2,986)	(2,313)	(14,221)	4,731	(174)	(11,977)
Profit / (loss) from operations before financing and taxation	31,212	34,174	8,464	(3,263)	70,587	67,359	4,731	(10,018)	132,659

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,964)	(3,761)	(3,612)	(64)	(10,401)	(64,381)	—	(265)	(75,047)
Net gain from Fair value adjustment of Investment property	—	—	—	(2,878)	(2,878)	—	—	—	(2,878)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	19,520	22,186	(2,871)	442	39,277	(24,349)	—	—	14,928
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	19,328	12,222	10,233	(850)	40,933	52,204	—	—	93,137
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,766)	—	—	—	(2,766)	—	—	—	(2,766)
Changes in net realizable value of agricultural produce after harvest (realized)	(4,249)	—	—	—	(4,249)	(1,527)	—	—	(5,776)

As of December 31, 2021:
Farmlands and farmland improvements, net	448,608	146,795	2,143	56,315	653,861	73,979	—	—	727,840
Machinery, equipment, building and facilities, and other fixed assets, net	47,122	29,543	81,516	1,641	159,822	158,611	—	—	318,433
Bearer plants, net	892	—	—	—	892	294,090	—	—	294,982
Work in progress	3,444	33,200	27,341	1,496	65,481	15,887	—	—	81,368
Right of use assets	13,005	3,361	930	—	17,296	243,469	—	11	260,776
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,074	979	4,660	—	12,713	3,913	—	—	16,626
Biological assets	54,886	42,729	18,979	7,257	123,851	71,327	—	—	195,178
Finished goods	37,225	5,015	15,157	—	57,397	80,857	—	—	138,254
Raw materials, Stocks held by third parties and others	42,253	14,797	10,416	579	68,045	33,225	—	—	101,270
Total segment assets	654,509	276,419	161,142	99,420	1,191,490	975,358	—	11	2,166,859
Borrowings	31,755	34,230	62,061	—	128,046	524,461	—	165,144	817,651
Lease liabilities	14,106	4,157	924	—	19,187	227,585	—	82	246,854
Total segment liabilities	45,861	38,387	62,985	—	147,233	752,046	—	165,226	1,064,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	June 30, 2022	June 30, 2021
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	197,702	117,204
Sugar (*)	28,296	97,064
Energy	13,639	17,609
Peanut	29,263	20,508
Sunflower	6,974	4,132
Rice	73,724	56,814
Fluid milk (UHT)	36,967	25,383
Powder milk	48,363	25,739
Other dairy products	17,755	12,031
Services	3,740	3,038
Rental income	423	284
Others	16,800	3,468
	473,646	383,274
Sales of agricultural produce and biological assets:
Soybean	50,387	40,249
Corn	31,363	18,857
Wheat	11,135	6,950
Rice	2,111	—
Sunflower	4,468	3,725
Barley	3,380	881
Milk	7,358	6,954
Cattle	1,490	618
Cattle for dairy	3,872	1,856
Others	827	1,197
	116,391	81,287
Total sales	590,037	464,561

(*) Includes sales tons of sugar, rice and powder milk produced by third parties for an amount of US$ 30.5 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 79.3 million as of June 30, 2022 (June 30, 2021: US$ 103 million) comprised primarily of 7,043 lts of ethanol (US$ 5.73 million), 337,493 mwh of energy (US$ 18.94 million), 61,412 tons of sugar (US$ 25.03 million), 63 tons of soybean (US$ 5.69 million), 78 tons of corn (US$ 19.75 million) and 10 tons of wheat (US$ 2.54 million) which expire between July 2022 and December 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of June 30, 2022:

	June 30, 2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022 (Note 18)	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	28,027	81,025	88,885	—	160,003	357,940
Purchases	17,023	77	2,078	—	752	19,930
Acquisition of subsidiaries	—	8,316	—	—	—	8,316
Agricultural produce	178,966	2,207	7,381	1,490	11,571	201,615
Transfer to raw material	(56,363)	(6,766)	—	—	—	(63,129)
Direct agricultural selling expenses	12,982	—	—	—	—	12,982
Tax recoveries (i)	—	—	—	—	(12,632)	(12,632)
Changes in net realizable value of agricultural produce after harvest	(17,780)	(2)	—	—	(934)	(18,716)
Finished goods as of June 30, 2022 (Note 18)	(67,828)	(18,664)	(9,230)	—	(69,001)	(164,723)
Exchange differences	(4,928)	(2,096)	(366)	—	4,934	(2,456)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	127,324	69,112	103,905	1,490	175,550	477,381
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of June 30, 2021:

	June 30, 2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2021	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	19,577	62,332	60,597	—	181,115	323,621
Purchases	2,718	417	—	—	2,083	5,218
Agricultural produce	127,594	—	8,810	618	10,825	147,847
Transfer to raw material	(48,980)	(6,452)	—	—	—	(55,432)
Direct agricultural selling expenses	7,997	—	—	—	—	7,997
Tax recoveries (i)	—	—	—	—	(8,776)	(8,776)
Changes in net realizable value of agricultural produce after harvest	(7,279)	—	—	—	(1,527)	(8,806)
Finished goods as of June 30, 2021	(54,084)	(12,407)	(10,280)	—	(70,821)	(147,592)
Exchange differences	295	(2,408)	(2,088)	—	1,884	(2,317)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	78,105	47,452	63,528	618	149,098	338,801
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the six-months period ended June 30, 2022:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,057	5,547	5,752	—	14,077	27,433	17,260	4,406	49,099
Raw materials and consumables	171	527	17,649	—	7,531	25,878	—	—	25,878
Depreciation and amortization	2,195	1,686	2,039	—	44,481	50,401	8,144	693	59,238
Depreciation of right-of-use assets	—	57	323	—	3,378	3,758	5,393	32	9,183
Fuel, lubricants and others	136	127	946	—	14,455	15,664	300	139	16,103
Maintenance and repairs	858	1,061	988	—	7,688	10,595	988	466	12,049
Freights	94	8,287	1,311	—	64	9,756	—	20,265	30,021
Export taxes / selling taxes	—	—	—	—	—	—	—	23,350	23,350
Export expenses	—	—	—	—	—	—	—	7,530	7,530
Contractors and services	592	692	301	—	2,310	3,895	—	—	3,895
Energy transmission	—	—	—	—	—	—	—	1,158	1,158
Energy power	834	1,722	1,603	—	394	4,553	177	48	4,778
Professional fees	22	41	62	—	274	399	4,288	235	4,922
Other taxes	15	60	56	—	234	365	762	42	1,169
Contingencies	—	—	—	—	—	—	411	—	411
Lease expense and similar arrangements	111	341	96	—	—	548	657	127	1,332
Third parties raw materials	1,727	7,573	33,453	—	2,131	44,884	—	—	44,884
Others	760	1,771	1,015	—	1,682	5,228	2,901	4,032	12,161
Subtotal	9,572	29,492	65,594	—	98,699	203,357	41,281	62,523	307,161
Own agricultural produce consumed	18,455	51,533	23,291	—	61,304	154,583	—	—	154,583
Total	28,027	81,025	88,885	—	160,003	357,940	41,281	62,523	461,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for six-month period ended June 30, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,451	3,051	3,990	—	12,890	21,382	13,812	3,202	38,396
Raw materials and consumables	245	161	8,185	—	4,784	13,375	—	—	13,375
Depreciation and amortization	1,734	1,123	1,584	—	47,161	51,602	6,852	604	59,058
Depreciation of right-of-use assets	—	46	277	—	2,493	2,816	2,651	23	5,490
Fuel, lubricants and others	164	41	598	—	11,551	12,354	349	108	12,811
Maintenance and repairs	544	782	677	—	7,435	9,438	770	377	10,585
Freights	136	8,059	954	—	234	9,383	—	17,560	26,943
Export taxes / selling taxes	—	—	—	—	—	—	—	17,530	17,530
Export expenses	—	—	—	—	—	—	—	4,470	4,470
Contractors and services	594	120	27	—	3,411	4,152	—	—	4,152
Energy transmission	—	—	—	—	—	—	—	1,122	1,122
Energy power	506	713	1,015	—	364	2,598	149	40	2,787
Professional fees	29	39	60	—	334	462	3,643	537	4,642
Other taxes	11	47	42	—	935	1,035	442	30	1,507
Contingencies	—	—	—	—	—	—	713	—	713
Lease expense and similar arrangements	61	116	103	—	—	280	538	95	913
Third parties raw materials	2,797	2,455	23,870	—	3,669	32,791	—	—	32,791
Tax recoveries	—	—	—	—	(650)	(650)	—	—	(650)
Others	347	2,101	1,112	—	1,619	5,179	1,176	4,348	10,703
Subtotal	8,619	18,854	42,494	—	96,230	166,197	31,095	50,046	247,338
Own agricultural produce consumed	10,958	43,478	18,103	—	84,885	157,424	—	—	157,424
Total	19,577	62,332	60,597	—	181,115	323,621	31,095	50,046	404,762

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	June 30, 2022	June 30, 2021
	(unaudited)
Wages and salaries	61,140	48,626
Social security costs	20,015	16,224
Equity-settled share-based compensation	4,251	2,732
	85,406	67,582

8.    Other operating income / (expense), net

	June 30, 2022	June 30, 2021
	(unaudited)
(Loss) from commodity derivative financial instruments	(2,994)	(13,317)
Gain /(loss) from disposal of other property items	1,119	(268)
Net (loss) from fair value adjustment of Investment property	(3,753)	(2,957)
Others	5,840	4,392
	212	(12,150)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	June 30, 2022	June 30, 2021
	(unaudited)
Finance income:
- Interest income	1,414	1,094
- Foreign exchange gain,net	25,019	20,115
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,936	1,892
- Other income	94	324
Finance income	28,463	23,425

Finance costs:
- Interest expense	(29,768)	(29,539)
- Finance cost related to lease liabilities	(16,406)	(9,964)
- Cash flow hedge – transfer from equity	(26,363)	(26,575)
- Taxes	(2,198)	(2,102)
- Borrowings prepayment related expenses - Brazilian subsidiaries	—	(3,063)
- Other expenses	(4,266)	(3,385)
Finance costs	(79,001)	(74,628)
Other financial results - Net gain of inflation effects on the monetary items	17,276	3,637
Total financial results, net	(33,262)	(47,566)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2022	June 30, 2021
	(unaudited)
Current income tax	(4,394)	(2,701)
Deferred income tax	(14,637)	(50,845)
Income tax (expense)	(19,031)	(53,546)

In June, 2021, the Argentine Government introduced new changes in the income tax, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). This new scheme is applicable for the year 2021 onwards.

The gross movement on the deferred income tax account is as follows:

	June 30, 2022	June 30, 2021
	(unaudited)
Beginning of period liability	(255,527)	(162,556)
Exchange differences	(28,061)	(19,322)
Effect of fair value valuation for farmlands	28,232	(25,922)
Acquisition of subsidiary (Note 20)	(1,818)	—
Tax charge relating to cash flow hedge (i)	(6,603)	2,667
Others	483	597
Income tax (expense)	(14,637)	(50,845)
End of period liability	(277,931)	(255,381)

(i)It relates to the amount reclassified of US$8,645 gain and US$740 gain from equity to profit and loss for the six-month period ended June 30, 2022 and 2021, respectively.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$ 39.2 million.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2022	June 30, 2021
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(32,209)	(28,883)
Non-deductible items	(537)	(850)
Effect of the changes in the statutory income tax rate in Argentina	(126)	(17,999)
Non-taxable income	10,876	6,421
Tax losses where no deferred tax asset was recognized	(41)	—
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(10,654)	(11,790)
Utilization of previously unrecognized tax	10,658	—
Others	3,002	(445)
Income tax (expense)	(19,031)	(53,546)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2022 and 2021 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2021
Opening net book amount.	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	64,932	1,192	15,494	(22,863)	44,415	5,872	(1,430)	107,612
Additions	—	151	7,128	33,642	37,498	1,686	18,612	98,717
Revaluation surplus	(64,929)	—	—	—	—	—	—	(64,929)
Transfer from investment property	3,641	—	—	—	—	—	—	3,641
Transfers	—	151	2,782	1,642	—	7	(4,582)	—
Disposals	—	(7)	(3)	(2,034)	—	(35)	(42)	(2,121)
Reclassification to non-income tax credits (*)	—	—	—	(215)	—	—	—	(215)
Depreciation	—	(1,644)	(11,260)	(32,578)	(28,381)	(898)	—	(74,761)
Closing net book amount	697,810	21,428	191,745	73,499	358,361	13,095	70,298	1,426,236
At June 30, 2021 (unaudited)
Cost	697,810	45,765	405,067	753,616	758,429	32,719	70,298	2,763,704
Accumulated depreciation	—	(24,337)	(213,322)	(680,117)	(400,068)	(19,624)	—	(1,337,468)
Net book amount	697,810	21,428	191,745	73,499	358,361	13,095	70,298	1,426,236
Six-month period ended June 30, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	80,313	1,370	27,883	(3,744)	15,797	8,713	8,140	138,472
Additions	—	—	9,243	42,269	49,951	942	24,667	127,072
Revaluation surplus	(81,195)	—	—	—	—	—	—	(81,195)
Acquisition of subsidiaries (Note 20)	481	—	21,026	—	—	—	—	21,507
Transfers	—	—	13,079	7,632	—	(187)	(20,524)	—
Disposals	—	—	(1)	(565)	—	(35)	—	(601)
Reclassification to non-income tax credits (*)	—	—	—	(35)	—	—	—	(35)
Depreciation	—	(1,202)	(13,617)	(35,412)	(26,052)	(1,191)	—	(77,474)
Closing net book amount	710,860	16,747	265,292	93,328	334,678	35,813	93,651	1,550,369
At June 30, 2022 (unaudited)
Cost	710,860	43,808	506,423	848,750	796,510	57,845	93,651	3,057,847
Accumulated depreciation	—	(27,061)	(241,131)	(755,422)	(461,832)	(22,032)	—	(1,507,478)
Net book amount	710,860	16,747	265,292	93,328	334,678	35,813	93,651	1,550,369
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2022, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 710 million as of June 30, 2022, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2022 would have reduced the value of the Farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2022 and 2021.

As of June 30, 2022, borrowing costs of US$ 1,496 (June 30, 2021: US$ 1,165) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 129,344 as of June 30, 2022 (June 30, 2021: U$S 456,959)

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2022 and 2021 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Six-month period ended June 30, 2021
Opening net book amount	192,271	17,423	209,694
Exchange differences	14,947	1,586	16,533
Additions and re-measurement	55,225	1,027	56,252
Depreciation	(18,990)	(3,990)	(22,980)
Closing net book amount	243,453	16,046	259,499

Six-month period ended June 30, 2022
Opening net book amount	235,970	24,806	260,776
Exchange differences	11,845	1,805	13,650
Additions and re-measurement	106,785	5,377	112,162
Depreciation	(23,999)	(4,563)	(28,562)
Closing net book amount	330,601	27,425	358,026

(*) Agricultural partnership has an average of 6 years duration.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021
	(unaudited)
Beginning of the period	32,132	31,179
(Loss) from fair value adjustment (Note 8)	(3,753)	(2,957)
Reclassification to property, plant and equipment	—	(3,641)
Exchange differences	3,753	3,172
End of the period	32,132	27,753
Cost	32,132	27,753
Net book amount	32,132	27,753

For all Investment properties with a total valuation of US$ 32.1 million as of June 30, 2022, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during June 30, 2022 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2022 would have reduced the value of the Investment properties on US$ 3.2 million, which would impact the line item "Net loss from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2022 and 2021 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Six-month period ended June 30, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	1,210	459	608	2	2,279
Additions	—	882	—	60	942
Amortization charge (i)	—	(543)	(163)	(29)	(735)
Closing net book amount	15,692	6,062	7,595	67	29,416
At June 30, 2021 (unaudited)
Cost	15,692	13,140	9,726	503	39,061
Accumulated amortization	—	(7,078)	(2,131)	(436)	(9,645)
Net book amount	15,692	6,062	7,595	67	29,416

Six-month period ended June 30, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,741	678	820	3	3,242
Additions	—	725	—	706	1,431
Amortization charge (i)	—	(681)	(214)	(32)	(927)
Closing net book amount	18,367	7,207	8,797	712	35,083
At June 30, 2022 (unaudited)
Cost	18,367	15,620	11,345	1,219	46,551
Accumulated amortization	—	(8,413)	(2,548)	(507)	(11,468)
Net book amount	18,367	7,207	8,797	712	35,083

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2022 and 2021, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2021.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2022 and 2021 were as follows:

	June 30, 2022
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	1,957	—	1,957
Acquisition of subsidiaries (Note 20)	—	1,676	—	—	—	1,676
Initial recognition and changes in fair value of biological assets	56,663	15,254	12,689	353	47,905	132,864
Decrease due to harvest / disposals	(178,966)	(79,002)	(39,002)	(1,985)	(76,559)	(375,514)
Costs incurred during the period	93,768	25,584	29,572	1,760	50,484	201,168
Exchange differences	6,415	4,990	2,216	848	3,526	17,995
End of the period (unaudited)	32,766	11,231	24,454	10,190	96,683	175,324

	June 30, 2021
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,036	—	1,036
Initial recognition and changes in fair value of biological assets	40,942	36,485	7,573	(405)	27,855	112,450
Decrease due to harvest / disposals	(127,594)	(88,445)	(27,767)	(914)	(98,122)	(342,842)
Costs incurred during the period	63,284	26,593	21,421	727	44,233	156,258
Exchange differences	4,246	2,957	1,316	479	3,721	12,719
End of the period (unaudited)	24,665	6,652	15,476	5,626	52,895	105,314

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2021 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of June 30, 2022:

	June 30, 2022
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,422	4,857	3,929	426	5,155	16,789
Depreciation and amortization	—	—	—	—	1,708	1,708
Depreciation of right-of-use assets	—	—	—	—	19,085	19,085
Fertilizers, agrochemicals and seeds	25,935	1,793	—	—	15,825	43,553
Fuel, lubricants and others	412	603	688	32	1,901	3,636
Maintenance and repairs	858	3,289	1,741	218	1,112	7,218
Freights	3,236	248	93	99	—	3,676
Contractors and services	25,443	11,677	—	2	4,881	42,003
Feeding expenses	—	—	11,567	281	—	11,848
Veterinary expenses	—	—	1,870	138	—	2,008
Energy power	18	2,111	666	4	—	2,799
Professional fees	95	160	75	2	225	557
Other taxes	661	76	8	54	92	891
Lease expense and similar arrangements	32,782	249	—	2	—	33,033
Others	1,906	521	329	49	500	3,305
Subtotal	93,768	25,584	20,966	1,307	50,484	192,109
Own agricultural produce consumed	—	—	8,606	453	—	9,059
Total	93,768	25,584	29,572	1,760	50,484	201,168

Cost of production as of June 30, 2021:

	June 30, 2021
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,630	3,935	2,570	299	4,533	12,967
Depreciation and amortization	—	—	—	—	1,686	1,686
Depreciation of right-of-use assets	—	—	—	—	15,941	15,941
Fertilizers, agrochemicals and seeds	15,920	764	—	—	15,990	32,674
Fuel, lubricants and others	291	687	442	23	1,237	2,680
Maintenance and repairs	465	3,387	1,235	157	863	6,107
Freights	2,410	443	66	29	—	2,948
Contractors and services	21,079	15,398	—	—	3,399	39,876
Feeding expenses	—	—	8,578	52	—	8,630
Veterinary expenses	—	—	1,608	117	—	1,725
Energy power	17	1,007	526	3	—	1,553
Professional fees	63	109	20	4	180	376
Other taxes	618	77	5	27	29	756
Lease expense and similar arrangements	19,969	84	—	—	—	20,053
Others	822	702	346	16	375	2,261
Subtotal	63,284	26,593	15,396	727	44,233	150,233
Own agricultural produce consumed	—	—	6,025	—	—	6,025
Total	63,284	26,593	21,421	727	44,233	156,258
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Non-current
Cattle for dairy production	23,830	18,428
Breeding cattle	730	707
Other cattle	179	220
	24,739	19,355
Current
Breeding cattle	9,281	6,330
Other cattle	624	551
Sown land – crops	32,766	54,886
Sown land – rice	11,231	42,729
Sown land – sugarcane	96,683	71,327
	150,585	175,823
Total biological assets	175,324	195,178

16.    Financial instruments

As of June 30, 2022, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2022 and their allocation to the fair value hierarchy:

	2022
	Level 1	Level 2	Total

Assets
Derivative financial instruments	173	5,461	5,634
Total assets	173	5,461	5,634
Liabilities
Derivative financial instruments	(788)	(85)	(873)
Total liabilities	(788)	(85)	(873)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(674)

NDF	Quoted price	Swap curve	Present value method	2	22
NDF	Quoted price	Money market interest-rate curve	Present value method	2	59
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	5,354
					4,761

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	June 30, 2022	December 31, 2021
	(unaudited)
Non current
Advances to suppliers	3,963	952
Income tax credits	7,208	6,862
Non-income tax credits (i)	17,361	19,156
Judicial deposits	1,772	1,674
Receivable from disposal of subsidiary	8,082	9,830
Other receivables	3,841	3,757
Non current portion	42,227	42,231
Current
Trade receivables	94,631	63,726
Less: Allowance for trade receivables	(4,698)	(3,023)
Trade receivables – net	89,933	60,703
Prepaid expenses	9,183	9,405
Advance to suppliers	52,196	19,074
Income tax credits	2,108	1,846
Non-income tax credits (i)	41,842	29,414
Receivable from disposal of subsidiary	14,298	17,259
Cash collateral	74	21
Other receivables	14,916	8,127
Subtotal	134,617	85,146
Current portion	224,550	145,849
Total trade and other receivables, net	266,777	188,080

(i) Includes US$ 35 for the six-month period ended June 30, 2022 reclassified from property, plant and equipment (for the year ended December 31, 2021: US$ 303).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2022	December 31, 2021
	(unaudited)
Currency
US Dollar	118,171	62,604
Argentine Peso	72,545	55,260
Uruguayan Peso	—	460
Brazilian Reais	76,061	69,756
	266,777	188,080

As of June 30, 2022 trade receivables of US$ 21,403 (December 31, 2021: US$ 11.224) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 759 and US$ 717 are over 6 months in June 30, 2022 and December 31, 2021, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2022	December 31, 2021
	(unaudited)
Raw materials	228,293	101,270
Finished goods (Note 5) (i)	164,723	138,254
	393,016	239,524

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	June 30, 2022	December 31, 2021
	(unaudited)
Cash at bank and on hand	97,246	152,721
Short-term bank deposits	91,105	47,045
	188,351	199,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition

Acquisition of subsidiaries of Viterra in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). Paso Dragón S.A. has a 12% equity investment in Galofer S.A. (Uruguay). The transaction also includes the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.7 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Company paid the first installments of US$ 2.0 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 778 thousands, which will be payable only if certain conditions are met.

The Company has made a preliminary allocation of the estimated purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the preliminary estimated purchase price, including the contingent payment and the preliminary allocation of the estimated purchase price in these consolidated interim financial statements. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Therefore, these preliminary estimates and assumptions are subject to change during the measurement period as the Company finalizes the valuations of the net intangible and tangible assets. The final allocation may include changes to (1) the fair values of property, plant and equipment, (2) the recognized amounts of contingencies and liabilities and (3) assets and liabilities, as more information becomes available.

These final valuations may change significantly from the preliminary estimates. Differences between these preliminary estimates and the final acquisition accounting could have a material impact on these consolidated interim financial statements and the Company´s consolidated future results of operations and financial position. The Company expects to finalize the purchase price allocation during the third quarter ended September 30, 2022.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain” in the income statement for the six months ended June 30, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the estimated preliminary purchase price:

Purchase consideration:
Amount paid in cash	1,993
Amounts to be paid in installments (*)	15,100
Total purchase consideration	17,093
Fair value of net assets acquired	29,536
Bargain purchase gain over the total purchase consideration	12,443
(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition (continued)

The preliminary estimates assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,172
Trade and other receivables	22,371
Inventories	51,318
Biological assets	1,675
Property, plant and equipment	21,478
Total Assets	100,014
Trade and other payables	(47,568)
Payroll and other liabilities	(908)
Borrowings	(20,257)
Deferred income tax liabilities	(1,745)
Total Liabilities	(70,478)
Fair value of Net Assets Acquired	29,536

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase gain”.

Acquisition-related costs of USD 193 thousands are included in General and administrative expenses in the Condensed Consolidated Interim Statement of Income.

The following table summarizes the sales of goods and services rendered and profit from operations of the subsidiaries acquired included in the consolidated interim statements of income for the six-month and three-month periods ended June 30, 2022 as from the date of acquisition:

Period from the date of acquisition to June 30, 2022
Sales of goods and service rendered	11,675
Profit from operations	585

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2021	122,382	1,086,388
Restricted shares vested	—	3,594
Purchase of own shares	—	(16,876)
At June 30, 2021	122,382	1,073,106

At January 1, 2022	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22)	—	2,432
Restricted share vested	—	4,647
Purchase of own shares	—	(11,473)
Dividends to shareholders	—	(35,000)
At June 30, 2022	111,382	978,739
Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 300,987 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 10, 2021, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2022.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2022, the Company repurchased an aggregate of 19,084,538 shares under the program, of which 7,857,422 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan and 11 millions share were reduced from capital. During the six-month periods ended June 30, 2022 and 2021 the Company repurchased shares for an amount of 1,718,458 and 2,226,347 respectively. The outstanding treasury shares as of June 30, 2022 totaled 300,987.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder´s contribution (continued)

Dividend distribution

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of USD 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of USD 17.5 million (0.1572 per share) was made on May 17th, and the second installment will be made in November 2022.

22.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” (“Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2022, 313,582 options (June 30, 2021: nil) were exercised, and nil options (June 30, 2021: nil) were forfeited, and nil options were expired (June 30, 2021: nil).

(b)Restricted Share and Restricted Stock Unit Plan

As of June 30, 2022, the Group recognized compensation expense US$ 5.4 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2021: US$ 2.9 million). For the six-month period ended June 30, 2022, 1,398,391 Restricted Shares were granted (June 30, 2021: 1,061,349), 828,690 were vested (June 30, 2021: 643,860), and 11,559 Restricted shares were forfeited (June 30, 2021: 1,286).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	June 30, 2022	December 31, 2021
	(unaudited)
Non-current
Trade payables	1,593	—
Payable from acquisition of subsidiary (Note 20)	11,564	—
Other payables	315	284
	13,472	284
Current
Trade payables	157,750	151,979
Advances from customers	2,375	8,705
Taxes payable	7,620	6,866
Dividends to shareholders (Note 21)	17,500	—
Payables from acquisition of subsidiaries (Note 20)	2,898	—
Other payables	5,697	1,196
	193,840	168,746
Total trade and other payables	207,312	169,030

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	June 30, 2022	December 31, 2021
	(unaudited)
Non-current
Senior Notes (*)	497,678	497,455
Bank borrowings (*)	251,210	208,032
	748,888	705,487
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	89,090	11,768
Bank borrowings (*)	172,078	92,146
	269,418	112,164
Total borrowings	1,018,306	817,651

(*) As of June 30, 2022, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of June 30, 2022, total bank borrowings include collateralized liabilities of US$ 50,694 (December 31, 2021: US$ 70,221). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Fixed rate:
Less than 1 year	256,597	104,349
Between 1 and 2 years	38,454	12,503
Between 2 and 3 years	10,823	12,500
Between 3 and 4 years	2,223	—
More than 5 years	497,678	497,455
	805,775	626,807
Variable rate:
Less than 1 year	12,821	7,815
Between 1 and 2 years	3,627	5,075
Between 2 and 3 years	33,874	31,754
Between 3 and 4 years	32,611	29,255
Between 4 and 5 years	79,667	71,045
More than 5 years	49,931	45,900
	212,531	190,844
	1,018,306	817,651

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 459 million, 91.84% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	June 30, 2022	December 31, 2021
	(unaudited)
Lease liabilities
Non-current	270,666	201,718
Current	56,595	45,136
	327,261	246,854

The maturity of the Group's lease liabilities is as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Less than 1 year	56,595	45,136
Between 1 and 2 years	27,123	44,847
Between 2 and 3 years	53,343	38,745
Between 3 and 4 years	44,457	30,085
Between 4 and 5 years	36,183	24,072
More than 5 years	109,560	63,969
	327,261	246,854

26.    Payroll and social security liabilities

	June 30, 2022	December 31, 2021
	(unaudited)
Non-current
Social security payable	1,057	1,243
	1,057	1,243
Current
Salaries payable	6,894	2,617
Social security payable	4,057	3,499
Provision for vacations	8,624	8,136
Provision for bonuses	6,269	10,799
	25,844	25,051
Total payroll and social security liabilities	26,901	26,294

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2021.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income		Balance payable
			June 30, 2022	June 30, 2021	June 30, 2022	December 31, 2021

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(5,679)	(3,753)	(14,746)	(16,198)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2022 and for the six-months ended June 30, 2022 and 2021 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2022, results of operations and cash flows for the six-month periods ended June 30, 2022 and 2021. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRSs.

Certain new accounting standards and interpretations are mandatory since January 1, 2022. These standards did not have any material impact on the Company's consolidated financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021.

Business combinations — purchase price allocation

Complementing Note 32.a to our Consolidated Financial statements as of December 31, 2021 (Scope of consolidation – Subsidiaries), when describing the acquisition method for a business combination, it is necessary to state that: The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain”.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2021 described in Note 32.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Information related to COVID-19 pandemic
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus has impacted economic activity worldwide and has posed the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure.

Both in Argentine and Brazil, governments adopted social distancing measures, and shutdowns, that affected economic activities. In our case, activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions. Thus, the activity of the Company has not suffered any severe effect.

As of the date of this report, impulsed by the vaccination path, almost all restrictions were lifted.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crises committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

The accompanying notes are an integral part of these condensed consolidated interim financial statements